Seward & Kissel llp 901 K STREET, N.W. WASHINGTON, D.C. 20001

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May 10, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Active ETFs, Inc. (“Registrant” or “Corporation”) consisting of the following series and classes:

AB Ultra Short Income ETF

AB Tax-Aware Short Duration ETF

File No: 811-23799

Dear Sir or Madam:

Pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940 we are hereby filing the Initial Registration Statement of the above-referenced investment company, including the registration of an indefinite number of shares of capital stock to be issued by the Registrant.

On May 10, 2022, a notification of registration was filed on Form N-8A for the Registrant. This filing on Form N-1A is submitted for the purpose of registering AB Active ETFs, Inc. and its series called AB Ultra Short Income ETF and AB Tax-Aware Short Duration ETF.

In addition, financial statements for the new Corporation will be included in the next filing of the Statement of Additional Information once an initial seed audit for the Corporation has been completed.

If you have any questions about this filing, please give me a call at 202-661-7155.

Sincerely,

/s/	Paul M. Miller
Paul M. Miller
Partner, Seward & Kissel LLP